Exhibit 99.2

STOCK TRADING PLAN

This Stock Trading Plan (the “Plan”) is being adopted by Union-Transport Holdings Inc.  (the “Seller”), as of the date below, to facilitate the sale of 5,439,675 shares of the common stock (the “Shares”) of UTi Worldwide Inc. (“Issuer”) pursuant to the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

In order to diversify his/her investment portfolio, Seller desires to sell the Shares.  To dispel any inference that the Seller is trading in the Shares on the basis of, while using, when in possession of, or when aware of material nonpublic information; or that the trades in the Shares evidence Seller’s knowledge of material nonpublic information, or information at variance with Issuer’s statements to investors; Seller has determined to instruct Credit Suisse Securities (USA) LLC (“CSSU”) to sell a pre-determined amount of Shares pursuant to the formula described in Exhibit A.

Representations, Warranties and Covenants Regarding Compliance with Rule 10b5-1:

1.           As of the date of this Plan, the Seller is not aware of any material nonpublic information regarding the Issuer and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent CSSU from acting upon the instructions set forth in this Plan;

2.           The Seller is entering into this Plan in good faith and not as part of any scheme to evade the prohibitions of the Federal Securities Laws, including Rule 10b5-1 adopted under the Exchange Act;

3.           The Seller has not entered into, and will not enter into, any corresponding or hedging transaction or position with respect to the Shares;

4.           The Seller acknowledges that CSSU may make a market in the Shares and will continue to engage in market-making activities while executing transactions on behalf of the Seller pursuant to the Plan; and

5.           While this Plan is in effect, the Seller may not discuss with CSSU the timing of the trading in the Shares on his behalf (other than to confirm these instructions and describe them if necessary).

6.           The Seller agrees to inform CSSU as soon as practicable if the Seller becomes aware of any of the following:

i) any subsequent restrictions imposed on Seller due to changes in the securities (or other) laws or of any contractual restrictions imposed on the Issuer that would prevent CSSU or Seller from complying with the Plan, and

ii) the occurrence of any event as set forth in the Plan that would cause the Plan to be suspended or terminated under Section 10 or Section 15 of the Plan, respectively.

Representations, Warranties and Covenants Regarding Compliance with Rule 144 and Rule 145

7.           Seller understands and agrees that if Seller is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), or if the Shares subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of Shares under the Plan will be made in accordance with the applicable provisions of Rule 144.

i)  Seller requests and authorizes CSSU to complete and file on Seller’s behalf any Forms 144 necessary to effect sales under the Plan and CSSU will complete and file such Forms 144.  CSSU will not file any Form 144 on behalf of Seller without Seller’s consent, after providing a reasonable amount of time to review and comment on the Form 144 prepared by CSSU.

ii) If appropriate, Seller understands and agrees that, upon his/her prompt execution and delivery to CSSU of Form 144, CSSU will either: (a) make one Form 144 filing at the beginning of each three-month period commencing with the date of the first sale made in connection with the Plan, (b) file a Form 144 for each sale made in connection with the Plan, or (c) file at its discretion in compliance with the rules of the Securities Act.

iii) Each Form 144 shall state the following: “This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1(c), previously entered into on June 24, 2008, at which time the Seller was not aware of material nonpublic information.”

iv) CSSU will conduct sales pursuant to Rule 144 or Rule 145 if appropriate, including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations.

v) Seller agrees not to take any action or to cause any other person or entity to take any action that would require Seller to aggregate sales of Shares subject to the Plan with any other sales of shares as may be required by Rule 144; and not to take any action that would cause the sales of Shares under the Plan not to comply with Rule 144 or Rule 145.

Stock Splits / Reincorporations/ Reorganizations

8.      In the event of a stock split, reverse stock split, or stock dividend the quantity and price at which the Shares are to be sold will be adjusted proportionately.

9.           In the event of a reincorporation or other corporate reorganization resulting in an internal Issuer share-for-share exchange of new shares for the Shares subject to the Plan, then the new shares will automatically replace the shares originally specified in the Plan.

Suspension

10.           Sales of Shares pursuant to the Plan shall be suspended where:

i)           trading of the Shares on the principal exchange or market on which the Shares trade is suspended for any reason;

ii)          CSSU reasonably determines that there is a legal, regulatory or contractual reason why it cannot effect a sale of Shares; or

iii)          CSSU is notified in writing by the Seller or the Issuer that a sale of Shares should not be effected due to legal, regulatory or contractual restrictions applicable to the Issuer or to the Seller (including without limitation, Regulation M).

11.           CSSU will resume sales in accordance with the Plan as promptly as practicable after (a) CSSU receives notice in writing from the Seller or the Issuer, as the case may be, that it may resume sales in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Section 10(iii) or (b) CSSU determines, in its sole discretion, that it may resume sales in accordance with the formula described in Exhibit A in the case of the occurrence of an event described in Sections 10(i) or 10(ii).

12.           To the extent applicable, shares allocated under the Plan for sale during a period that has elapsed due to a suspension under Section 10 will be carried forward to be sold with the next amount of shares to be sold in accordance with the formula described in Exhibit A.

13.           In the event the formula described in Exhibit A provides for an amount of Shares to be sold during a given period pursuant to a limit order, Shares that would otherwise be permitted to be sold during that period but are not sold due to a suspension under Section 10, shall, upon lapse of the suspension, nonetheless be carried forward to be sold with the next amount of Shares to be sold in accordance with the formula described in Exhibit A.

14.           CSSU is released from all liability in connection with any suspension of sales made in accordance with Section 10.

Termination

15.           The Plan shall terminate on the earliest to occur of the following:

i)	the termination date specified in Exhibit A;

ii)	the completion of all sales in Exhibit A;

iii)
CSSU’s reasonable determination that: (a) the Plan does not comply with Rule 10b5-1 or other applicable securities laws; (b) Seller has not complied with the Plan, Rule 10b5-1 or other applicable securities laws; or (c) Seller has made misstatements in his representations or warranties in Sections 1-6 above that are false or materially inaccurate;

iv)
receipt by CSSU of written notice from the Issuer or Seller of: (a) the filing of a bankruptcy petition by the Issuer; (b)  a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the Shares of the Issuer into shares of a company other than the Issuer; or (c) the conversion of the Shares into rights to receive fixed amounts of cash or into debt securities and/or preferred stock (whether in whole or in part); or

v)
receipt by CSSU of written notice of termination of the Plan from Seller where such termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

Execution, Average Pricing and Pro Rata Allocation of Sales

16.           Seller agrees and acknowledges that:

i)
If Seller’s order to sell Shares pursuant to the Plan, whether market or limit, is handled by a CSSU trading desk, Seller’s order shall be handled as “not held”.  A “not held” or “working order” permits a CSSU trader to use reasonable brokerage judgment, exercising price and time discretion, as to when to execute the order.

ii)
CSSU may execute Seller’s order: (a) in a single transaction or multiple transactions during the course of the trading day, or (b) it may aggregate Seller’s order with other orders for other sellers of the Issuer’s securities that may or may not have been accepted pursuant to a Rule 10b5-1 sales plan, execute them as block or in multiple smaller transactions, and allocate an average price to each seller.

Indemnification and Limitation on Liability

17.           Seller agrees to indemnify and hold harmless CSSU and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities, including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such claim, arising out of or attributable to CSSU’s actions taken in compliance with the Plan, because of any breach by Seller of the Plan, or any violation by Seller of applicable federal or state laws or regulations.  This indemnification shall survive the termination of the Plan.

Notwithstanding any other provisions hereof, neither party shall be liable for: (1) any claims, losses, damages and liabilities arising from the gross negligence, bad faith or willful misconduct of the other party or any of its directors, officers, employees and affiliates; or (2) to the extent permitted by law, special, indirect, punitive, exemplary or consequential damages, or incidental losses or incidental damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

If Seller or its shareholders are subject to the reporting requirements of Section 16 of the Exchange Act of 1934, CSSU will provide information regarding open market transactions under the Plan to a designated third party in accordance with the instructions provided below.

18.           Seller authorizes CSSU to transmit information via facsimile and/or email regarding open market transactions under the Plan to:

Name:  Marc Lagesse                                                                             Name:  Rory Kerr
Title:  Mr._____________                                                                        Title:  Mr._______________
Organization:  Fiduciaire Nationale Sàrl._                                                 Organization:  Maitland Advisory, Dublin
Fax:  352 2240 81-55                                                                              Fax:  353 1 663 5801
Tel:  352 2240 81-1                                                                                 Tel:  353-1-663 5800
e-mail: fidnat01@pt.lu                                                                             e-mail: rory.kerr@maitlandgroup.com

Name:  LizAnn Eisen
Title:  Ms._____________
Organization:  Cravath, Swaine & Moore LLP
Fax:  212-474-3700
Tel:  212-474-1930
e-mail: lizann.eisen@cravath.com

i)
Seller understands that reasonable efforts will be made to transmit transaction information for open market transactions under the Plan (purchase or sale) by close of business on the day of the purchase or sale, but no later than the close of business on the first trading day following the purchase or sale.

ii)
Seller acknowledges that CSSU (a) has no obligation to confirm receipt of any email or faxed information by the designated contact and (b) has no responsibility or liability for filing a Form 4 with the SEC or for compliance with Section 16 of the Exchange Act.

iii)
If any of the above contact information changes, or Seller wishes to terminate this authorization, Seller will promptly notify CSSU in writing.  Seller further authorizes CSSU to transmit transaction information to a third party service provider who will make the information available to his designated representative(s) listed above.

General

19.           This Plan shall be governed by and construed in accordance with the laws of the State of New York.

20.           This Plan may be modified or amended only by a writing signed by the parties hereto.

21.           If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation.  All other provisions of this Plan will continue and remain in full force and effect.

22.           This agreement may be executed in one or more counterparts (including via facsimile or other electronic scan transmission), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

Seller and Issuer authorize and direct Issuer’s insider trading personnel to take all necessary steps to effect the instructions described in this Plan.

/s/ Ian Whitecourt (Signature) Ian Whitecourt Director (duly authorized) for and on behalf of Union-Transport Holdings Inc. (Print Name) June 24, 2008 (Date)	/s/ Marc Lagesse (Signature) Marc Lagesse Company Secretary (duly authorized) for and on behalf of Union-Transport Holdings Inc. (Print Name) June 24, 2008 (Date)

 Reviewed and authorized on
June 24,  2008

By: /s/ Craig Wiele

Name: Craig Wiele

Title: Director
                                                                                                Acknowledged and Agreed
                                                                                                                           this  24  day of June,  2008:

                                       Credit Suisse Securities (USA) LLC

                                                                                                                           By: /s/ Anthony Kontoleon

                                                                                                                           Name:  Anthony Kontoleon

                                                                                                                           Title: Managing Director

EXHIBIT A
UTi Trading Plan

Please be advised that Union-Transport Holdings Inc. (“UTH”) hereby instructs Credit Suisse to execute sell transactions of UTi Worldwide, Inc. (the “Issuer”) ordinary shares held in UTH’s Credit Suisse account as set forth below.  This Plan shall be in effect from June 24, 2008, and shall terminate on the date (such date, the “Termination Date”) that is the earliest of (i) the sale of 5,439,675 shares, (ii) December 31, 2008, and (iii) the occurrence of any event that would cause the Plan to be terminated under Section 15 of the Plan.  The sale of ordinary shares shall be completed as outlined below:

1.
Beginning on the date PTR Holdings Inc.’s entire interest in the Issuer is sold (without taking into account any allocation for the account of Roger I. MacFarlane to be sold pursuant to a Stock Trading Plan dated June 24, 2008 between PTR Holdings Inc. and Credit Suisse) (such date, the “Sale Commencement Date”), Credit Suisse representatives shall utilize their discretion to complete the sale of ordinary shares in the open market at the best possible price and with minimal share price impact, seeking to achieve a dollar-cost averaging strategy from the Sale Commencement Date through the Termination Date; provided that, on each of July 1, 2008, August 1, 2008, September 2, 2008, October 1, 2008, November 3, 2008, December 1, 2008 and the Termination Date (each such date, an “RIM Sale Date”), Credit Suisse shall facilitate the sale to Roger I. MacFarlane (but not his estate or heirs), a number of shares equal to 18.4% of the number of ordinary shares (rounded up to the nearest whole number) sold by Credit Suisse pursuant to this Plan during the period from and including the immediately prior RIM Sale Date to but excluding the then-current RIM Sale Date, except in the case of July 1, 2008, such prior date shall be the Sale Commencement Date, and in the case of the Termination Date, such sale shall include ordinary shares sold pursuant to this Plan on the Termination Date (each such period, a “Sale Period”), at a share price equal to the RIM Sale Price (as defined below).  The “RIM Sale Price” shall mean the amount equal to the quotient of (x) the total sale proceeds received for the account of UTH during the applicable Sale Period by (y) the total number of ordinary shares sold pursuant to this Plan during the applicable Sale Period.

2.
Credit Suisse representatives have discretion to complete the sale of shares before December 31, 2008, if in their judgment the share price is attractive and there is investor demand for the stock which would minimize the price impact from the sales.

3.	Credit Suisse representatives shall reserve enough shares in the Plan to facilitate sales to Roger I. MacFarlane pursuant to paragraph 1 hereof.

4.
If an acquisition for the Issuer is announced prior to the full liquidation of the shares, Credit Suisse shall manage the sale of shares with the objective of maximizing proceeds while still adhering to the December 31, 2008 Plan termination.